ACCLAIM
Energy Inc.

1900, 255 - 5th Avenue SW
Calgary, Alberta Canada T2P 3G6
Tel: 403.539.6300 Fax: 403.539.6499
www.acclaimtrust.com

04046283

November 15, 2004

**By Mail**

Securities and Exchange Commission
Judiciary Plaza
450- 5th Street, NW
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
NOV 17 2004
WASH, D.C. 213 SECTION

SUPPL

Dear Sir or Madam:

**Re: Acclaim Energy Trust ('the Trust")**
**Submission Pursuant to Rule 12g3-2(b)**
**File No. 82-34789**

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12g of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, the noted documents listed on Schedule "A" hereto.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Please contact David Broshko at (403) 539-6346 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,

**ACCLAIM ENERGY TRUST**

Dave Broshko

David J. Broshko, C.A.
Vice President Finance and
Chief Financial Officer

DJB/ch

dlo 11/30

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

## SCHEDULE A

| Document | Filing Requirements [1,2] | When Due [3,4,5,6,7,8,9,10] |
|---|---|---|
| **Acclaim Energy Trust** | | |
| **Press Releases (included releases listed below)** | **1** | **3** |

1. November 4, 2004
2. October 20, 2004
3. October 4, 2004
4. September 20, 2004
5. September 15, 2004
6. August 19, 2004



---

1. Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commissions).
2. Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.
3. Episodic Disclosure Document – Is to be filed on SEDAR if there is a material change in an issuer's business, operations or capital.

**November 4, 2004** **FOR IMMEDIATE RELEASE**

**Acclaim Energy Trust Announces**
**Third Quarter 2004 Financial Results**

**CALGARY, ALBERTA - Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN – TSX)** is pleased to announce record financial and operating results for the nine months ended September 30, 2004.

- On June 30, 2004, Acclaim closed the previously announced $433 million acquisition of properties from ChevronTexaco. This is the first quarter in which production and cash flow associated with the transaction are being reported and the impact is significant.
    - Production increased 66 percent to 40,949 boe/d in the third quarter compared to 24,607 boe/d reported for the second quarter.
    - Cash flow nearly doubled to $79.7 million in the quarter compared to $40.3 million last quarter and cash flow per unit increased 61 percent to $0.82 per Trust unit.
    - Acclaim's payout ratio was reduced to 60 percent in the third quarter of 2004 compared to 95 percent in the second quarter while maintaining consistent distributions of $0.1625 per Trust unit per month. Acclaim has now made 36 months of consecutive or rising distributions with the last 25 months at the current rate of $0.1625 per Trust unit. The current payout ratio reflects the significant financial accretion related to the ChevronTexaco acquisition.
- Acclaim provided unitholders a total return of 16.1 percent during the third quarter 2004. Most recently, the Trust units traded at a new 52 week high of $15.60. Liquidity has also increased substantially, with an estimated 450,000 Trust units traded per day.
- On October 4, 2004 Acclaim closed a $75.5 million "bought deal" equity financing, issuing a total of 5,300,000 Trust units at a price of $14.25 per Trust unit. Proceeds were used to reduce debt incurred with the ChevronTexaco acquisition and to expand Acclaim's capital expenditure program. Based on estimated annualized cash flow for the third quarter and the $75.5 million equity financing, Acclaim's debt to cash flow ratio is conservative at less than 1.0 times.
- During the third quarter, Acclaim increased its focus on internally-generated prospects incurring $23.6 million of net development expenditures including $13.5 million for drilling, $4.4 million for facilities and production equipment and $5.0 million for production optimization. Acclaim participated in the drilling 25.0 gross (21.51 net) wells, resulting in 19.0 (18.76 net) oil wells, 5.0 (2.5 net) natural gas wells and 1.0 (.25 net) abandoned wells. This was Acclaim's most active drilling quarter to date and resulted in a 96% success ratio.
- For the quarter, Acclaim funded cash distributions and capital expenditures with 90 percent of cash flow. The balance of cash flow was utilized to reduce bank debt.

*A conference call to discuss these results will be hosted at 9 a.m. MDT (11 a.m. EDT) on Friday, November 5, 2004. The call will also be available via webcast from Acclaim Energy Trust's website (www.acclaimtrust.com) and from the VCall website (www.vcall.com). To participate Toll-Free across North America call: 1-877-888-3855 or within Toronto and area call: 416-695-5261. A recorded playback of the call will also be made available until November 22, 2004, by calling toll-free across North America: 1-866-631-6946 or within Toronto and area call: 416-695-5798*

## Financial and Operating Summary

| ($millions except per unit amounts) | Three Months Ended September 30 2004 | 2003 | % | Nine Months Ended September 30 2004 | 2003 | % |
|---|---|---|---|---|---|---|
| **Financial** | | | | | | |
| *(unaudited)* | | | | | | |
| Gross revenue | 167.9 | 77.0 | 118% | 351.0 | 212.4 | 65% |
| Cash flow from operations | 79.7 | 37.0 | 115% | 162.5 | 108.1 | 50% |
| Per unit - basic | 0.82 | 0.56 | 46% | 1.93 | 1.94 | -1% |
| Per unit - diluted | 0.75 | 0.56 | 34% | 1.80 | 1.93 | -7% |
| Net earnings (loss) | 0.9 | 5.2 | -83% | 11.0 | 45.8 | -76% |
| Cash distributions paid | 47.5 | 31.8 | 49% | 122.3 | 80.6 | 52% |
| Per unit | 0.4875 | 0.4875 | - | 1.4625 | 1.4625 | - |
| Capital expenditures | | | | | | |
| Development expenditures | 23.6 | 8.6 | 174% | 52.9 | 27.0 | 96% |
| Net capital expenditures | 24.0 | 75.7 | -68% | 522.4 | 402.3 | 30% |
| Total assets | 1,532.0 | 1,040.7 | 47% | 1,532.0 | 1,040.7 | 47% |
| Working capital (deficiency) | (26.9) | 1.7 | - | (26.9) | 1.7 | - |
| Long-term debt | 349.6 | 220.3 | 59% | 349.6 | 220.3 | 59% |
| Net debt (excluding financial derivatives) | 341.0 | 218.6 | 56% | 341.0 | 218.6 | 56% |
| Unitholders' equity | 818.2 | 586.1 | 40% | 818.2 | 586.1 | 40% |
| Weighted average trust units outstanding *(thousands)* | 97,567 | 66,132 | 48% | 84,074 | 55,829 | 51% |
| Trust units outstanding at period end *(thousands)* | 97,928 | 68,830 | 42% | 97,928 | 68,830 | 42% |
| **Operating** | | | | | | |
| Production | | | | | | |
| Natural gas *(mmcf/d)* | 108.9 | 76.7 | 42% | 89.5 | 63.8 | 40% |
| Crude oil *(bbl/d)* | 17,004 | 9,247 | 84% | 12,050 | 8,070 | 49% |
| Natural gas liquids *(bbl/d)* | 5,796 | 2,233 | 160% | 3,311 | 1,935 | 71% |
| Barrel of oil equivalent *(boe/d, 6:1)* | 40,949 | 24,267 | 69% | 30,279 | 20,635 | 47% |
| Average Prices | | | | | | |
| Natural gas *($/mcf)* | 6.86 | 5.78 | 20% | 6.91 | 6.43 | 10% |
| Natural gas (net of hedging) $/mcf) | 6.76 | 5.63 | 55% | 6.74 | 6.13 | 26% |
| Crude Oil ($/bbl) | 51.97 | 33.59 | 38% | 45.53 | 36.09 | 14% |
| Crude oil (net of hedging) *($/bbl)* | 45.02 | 32.56 | 38% | 39.08 | 34.30 | 14% |
| Natural gas liquids *($/bbl)* | 33.60 | 25.92 | 30% | 34.41 | 29.17 | 18% |
| Drilling activity *(gross)* | | | | | | |
| Natural gas wells | 5 | 3 | - | 19 | 14 | - |
| Oil wells | 19 | 5 | - | 30 | 22 | - |
| Other | - | - | - | 1 | - | - |
| Dry and abandoned | 1 | 2 | - | 1 | 3 | - |
| Total gross wells | 25 | 10 | - | 51 | 39 | - |
| Total net wells | 21.51 | 4.70 | - | 33.02 | 25.20 | - |
| Success rate (%) | 96 | 80 | - | 98 | 92 | - |

## MESSAGE TO UNITHOLDERS

Just twenty four months ago, on October 1, 2002, Acclaim was transformed through a business combination with Ketch Energy Ltd. Since that time, Acclaim has completed five transactions totaling approximately $850 million including the most recent, a $433 million acquisition of properties from ChevronTexaco. During that time, we have increased production 171 percent from 15,089 boe/d in the fourth quarter of 2002 to over 40,000 boe/d this quarter. In addition, Acclaim has paid distributions totaling $266.6 million and provided a total unitholder return of 74 percent.

In the ChevronTexaco transaction we acquired a package of high quality, concentrated producing properties in western Canada which increased production by approximately 17,000 boe/d and lofted Acclaim into the top quartile of oil and gas trusts in Canada. The financial and operational accretion associated with this transaction is significant and evident in the record financial and operating results reported this quarter. We have reduced our payout ratio in this quarter to 60 percent while maintaining consistent distributions. In addition, we have funded the payment of our distributions and our capital expenditure program with approximately 90 percent of cash flow. The balance of cash has been used to reduce bank debt. This reduced payout ratio supports our belief that a more conservative payout strategy allows Acclaim to continue to strengthen its balance sheet and provide longer term sustainability.

During the quarter, we were very active with the integration of the ChevronTexaco assets. Our operations department successfully managed the integration and assumed operatorship of the Acheson processing facility and associated production in central Alberta and field operations in the Drayton Valley area of west central Alberta. In addition, Acclaim was awarded operatorship of the Mitsue property at Slave Lake in northern Alberta.

## REVIEW OF OPERATIONS

The third quarter reflected the full impact of the ChevronTexaco acquisition resulting in production of 108.9 mmcf/d of natural gas, 17,004 bbls/d of crude oil and 5,769 bbls/d of natural gas liquids for total production of 40,949 boe/d compared to 76.7 mmcf/d, 9,247 bbls/d, 2,233 bbls/d, respectively, for total production of 24,267 boe/d in the third quarter of 2003; an increase of 69 percent.

Production volumes in the quarter were actually negatively impacted by approximately 400 boe/d as a result of downtime at processing facilities in northeastern British Columbia and Drayton Valley in west central Alberta.

The third quarter program marked a considerable increase in Acclaim's drilling activity. Our operated drilling program which was 100 percent successful in the quarter, consisted of 20.0 gross wells (19.76 net) resulting in production increases of approximately 1,200 boe/d, most of which was added late in the quarter. This program was oil focused and exploited prospects identified with the acquisition of Exodus Energy in December 2003 where 14.0 wells were drilled at the Greater Furness property in western Saskatchewan. Acclaim also drilled 3 successful wells (two oil and one gas) at Pouce Coupe in northern Alberta which will be on production in December, 2 successful gas wells in its Southern District and a successful Cardium oil well at Willesden Green in west central Alberta.

Acclaim participated in the drilling of 5.0 gross wells, (1.75 net) operated by our partners resulting in four natural gas and one abandoned well.

During the quarter, we successfully conducted 85 workovers, 9 recompletions, and 18 stimulations. Production optimization operations provided incremental production of approximately 2,000 boe/d which was added throughout the quarter with a capital investment of $5.0 million.

Acclaim will continue to be active in the fourth quarter of 2004 with a program targeting more than 40 operated wells. To date in the quarter, we have successfully drilled 25 light oil wells at Dodsland in southwest Saskatchewan. In addition, Acclaim is also looking to accelerate into this quarter, drilling programs at Willesden Green and Greater Furness originally scheduled for the first quarter of 2005. Acclaim is targeting six to nine wells at Willesden Green and 10 more wells at Greater Furness. As a result, Acclaim expects to incur between $30 and $35 million of capital expenditures in the fourth quarter of 2004 which is expected to be funded with cash flow.

## CASH DISTRIBUTIONS

During the third quarter 2004, Acclaim paid total cash distributions of $47.5 million or $0.488 per trust unit, providing a payout ratio of 60 percent. Even when assuming more normalized commodity prices, rather than the current levels of record pricing, Acclaim's annualized payout ratio in 2004 and 2005 is expected to be less than 75 percent. This reduced payout ratio supports Acclaim's belief that a more conservative distribution payout strategy provides longer-term sustainability through reinvestment of greater amounts of capital into Acclaim's asset base.

## COMMODITY PRICE RISK MANAGEMENT

Acclaim has an active price risk management program that undertakes to reduce risk exposure to budgeted annual cash flow projections resulting from uncertainty or changes in commodity prices. The price risk management program is also used in association with acquisitions such as the ChevronTexaco transaction to lock in certain economic parameters that were used in the evaluation of these opportunities. A primary objective of Acclaim's price risk management program is to choose the appropriate type of financial structure at the time of execution that is expected to give the optimal level of protection against downward price movements while maintaining as much exposure as possible to potential price increases. As such, Acclaim will continue to use a number of different types of hedging structures as it deems appropriate to maximize unitholder value.

On a combined product basis, Acclaim has positions in place on approximately 19,500 boe/d of its fourth quarter 2004 production and 15,000 boe/d of its estimated 2005 production. For full details, please see the table of Acclaim's hedges included in the notes to the financial statements.

Looking forward, market fundamentals suggest that commodity prices will remain at levels above historical averages. Expectations are for another significant increase in year over year demand growth for crude oil from China and other Asian countries. Political instability and the continued threat of terrorism casts concerns about the level of crude oil supply available from many of the world's leading producers. The balance between supply and demand is not expected to ease in 2005 and increased price volatility is expected to accompany the expectations for historically high price levels. Natural gas prices are also at historically high levels despite the past summer being cooler than expected which resulted in North American inventories being at their highest level ever entering into the winter season. Current natural gas prices appear to be in part due to current crude oil price levels and in part due to longer term concerns about supply adequacy of natural gas in North America. Over the next year, forward prices for natural gas will continue to trade at or near the current historically high levels, but near term spot prices will be subject to ever increasing volatility resulting from inventory levels and weather forecasts.

Acclaim will continue to prudently layer in positions in order to achieve the objective of providing downside protection on approximately 50 percent of its production. Despite historically high price levels, the expectation of increased price volatility over the coming year makes this objective increasingly important. Selection of the appropriate type of hedging tools will be critical to the success of the price risk management program this coming year.

## FOREIGN OWNERSHIP DEVELOPMENTS

Recently, proposed new legislation to restrict foreign ownership was issued in draft form by the Department of Finance and has prompted all trusts, including Acclaim, to review their capital structures. Acclaim's foreign ownership level currently stands at approximately 25 percent, well below the level that would jeopardize Acclaim's status as a mutual fund trust under this proposed legislation. A few trusts have reorganized, or propose to reorganize, their units into a dual class structure with the objective of restricting foreign ownership to less than 50 percent and therefore retaining their status as a mutual fund trust. Acclaim is a member, and an active supporter of the efforts of the Canadian Association of Income Funds (CAIF) which is attempting to have the Department of Finance reconsider components of the proposed legislation. The Trust will continue to monitor these developments and if it is deemed appropriate, propose an amendment to its capital structure at the next unitholders' meeting.

## OUTLOOK

The acquisition of the ChevronTexaco properties has again lifted Acclaim to another level. These are high quality legacy assets with considerable future development potential. One of the most important benefits of the transaction is that has allowed us to maintain current distribution levels while significantly reducing our payout ratio. Strong commodity prices are providing us the opportunity to maintain and even improve our balance sheet. We are now in the top quartile of oil and natural gas trust in terms of daily production and proven reserves.

Integration of the assets acquired from ChevronTexaco is effectively complete in the field and in the head office. Hiring of additional personnel has largely been completed. We believe that exploitation opportunities associated with these assets are significant and we are actively analyzing and prioritizing those opportunities.

In 2005, we anticipate our capital program will be approximately $100 million with an emphasis on drilling and optimization projects. The program will target our major oil pools at Willesden Green, Mitsue and Greater Furness and natural gas opportunities at Golden Spike, Yekau Lake, Acheson and other shallow gas opportunities identified on properties acquired.

Jack C. Lee
Chairman
November 4, 2004

J. Paul Charron
President & Chief Executive Officer

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim's operations or financial results are included in Acclaim's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim's website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.*

*Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.*

# Management's Discussion & Analysis

*Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust ("Acclaim") for the year ended December 31, 2003, MD&A for the year ended December 31, 2003 and the unaudited Consolidated Financial Statements for the nine months ended September 30, 2004. This MD&A is dated November 4, 2004. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.*

*We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses, to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.*

*All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:one(1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.*

## HIGHLIGHTS

Just twenty four months ago, on October 1, 2002, Acclaim was transformed through a business combination with Ketch Energy Ltd. Since that time, we have completed five transactions, increasing production from approximately 15,000 boe/d to more than 40,000 boe/d, an increase of 171 percent. During that same period, we have distributed $266.6 million to our unitholders, and provided a total return of 74 percent.

The petroleum and natural gas sector has enjoyed a period of high commodity prices, low interest rates and very robust capital markets. In combination, these financial attributes have provided us the opportunity to pursue our vision of accretive growth in order to maximize unitholder value.

Most recently, we closed the Chevron transaction, a $433 million deal which not only increased production by approximately 17,000 boe/d but also lofted us into the top quartile of oil and natural gas trusts in Canada. As a result of strong commodity prices and this acquisition, we are very pleased to announce record financial and operating results for the three months ended September 30, 2004.

- Production averaged 40,949 boe/d, a 69 percent increase from 24,267 boe/d reported for the same period a year earlier.
- Cash flow totaled $79.7 million, a 115 percent increase from $37.0 million reported a year earlier. On a per unit basis, cash flow increased 46% to $0.82 per basic unit.
- Distributions remained unchanged at $0.1625 per unit per month and our payout ratio during the quarter was reduced to 60 percent and
- Our debt to cash flow ratio was reduced to less than one times projected 2004 cash flow after our most recent equity issue.

## 2004 SIGNIFICANT EVENTS

### Acquisition of ChevronTexaco Property Interests

On June 30, 2004, Acclaim completed the acquisition of certain petroleum and natural gas interests from ChevronTexaco Corporation ("Chevron") for total cash consideration of $433.7 million. The transaction was effective June 1, 2004 and closed on June 30, 2004. As a result, production and related cashflow has been reflected in the results beginning July 1, 2004.

The transaction was financed with bank debt and a $275 million financing which was completed on June 15, 2004. Under the terms of the financing Acclaim issued 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible unsecured subordinated debentures. The convertible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

The assets acquired are located in the Central, Kaybob and Mitsue areas of Alberta as well as in Manitoba. Production from these assets currently approximates 17,700 barrels of oil equivalent per day.

## RESULTS OF OPERATIONS

### Petroleum and Natural Gas Sales

| | Three Months Ended Sept. 30 | | Nine Months Ended Sept. 30 | |
|---|---|---|---|---|
| **Revenue analysis** *($000s)* | **2004** | 2003 | **2004** | 2003 |
| Natural gas | **$ 68,678** | $ 47,144 | **$ 169,463** | $ 120,151 |
| Crude oil and natural gas liquids | **99,216** | 29,877 | **181,547** | 92,254 |
| | **$ 167,894** | $ 77,021 | **$ 351,010** | $ 212,405 |

Petroleum and natural gas sales, before royalties and transportation costs increased to $351.0 million for the nine months ended September 30, 2004, up 65 percent from $212.4 million reported for the corresponding period in 2003. Revenue for the third quarter increased to $167.9 million, 118 percent higher than the $77.0 million recorded in the third quarter 2003.

Revenues during 2004, and to a greater extent in the third quarter, have been impacted by increased production volumes associated with the Chevron acquisition, the appreciation in the exchange rate of the Canadian dollar relative to the US dollar, the increase in the WTI price of crude oil and losses associated with financial derivatives put in place for commodity downside protection.

### Production

Crude oil and natural gas liquids production for the nine months ended September 30, 2004 averaged 15,361 barrels per day, a 54 percent increase over the 10,005 barrels per day reported for the corresponding period in 2003. Production in the third quarter averaged 22,800 barrels per day, up 99 percent from production levels in the third quarter of 2003.

Natural gas sales for the first nine months of the year averaged 89.5 million cubic feet per day, 40 percent higher than the 63.8 million cubic feet per day reported for the nine months ended September 30, 2003. During the third quarter natural gas sales averaged 108.9 million cubic feet per day, 42 percent higher than the 76.7 million cubic feet per day reported during the same quarter in 2003.

On a barrel of oil equivalent basis, production during the third quarter increased 69 percent to 40,949 boe/d as compared to 24,267 boe/d a year earlier.

The significant production increases result from the acquisition of the Chevron assets. Production from these assets during the quarter approximated 17,760 barrels of oil equivalent per day including 37.8 million cubic feet per day of natural gas and 11,450 barrels per day of light crude oil and natural gas liquids.

**Commodity Prices**

The price of West Texas Intermediate (WTI) crude averaged US$39.14 per barrel during the first nine months of 2004, up 26 percent from the average price of US$30.97 per barrel for the same period in 2003. During the third quarter WTI averaged US$43.85 per barrel, up 14 percent from an average of US$38.34 per barrel in the second quarter.

For the nine months ended September 30, 2004, we received an average oil price of $45.53 per barrel as compared to $36.09 per barrel for the comparable period in 2003. Our average oil price was $51.97 per barrel during the third quarter, up from an average of $33.59 per barrel reported during the second quarter.

Our average natural gas price was $6.91 per thousand cubic feet for the nine months ended September 30, 2004 as compared to $6.43 per thousand cubic feet during the same period in 2003. The third quarter natural gas price averaged $6.86 per thousand cubic feet. Our price was greater than the daily AECO index as much of our gas in the quarter was priced at the monthly AECO index which exceeded the daily index.

The Canadian dollar has shown considerable strength, appreciating most recently to $0.8217. As the price of WTI crude oil is quoted in US dollars, appreciation in the Canadian dollar reduces the average price received for our production. To mitigate the impact of exchange rate fluctuations, we have entered into foreign exchange contracts on a portion of our 2004 and 2005 cash flows as follows:

| | Derivative | Strike-Barrier | US $ Amount | Term |
|---|---|---|---|---|
| **2004** | Variable Rate | ($0.7650 - $0.7100) | $2,000,000 | January 04 - December 04 |
| | Variable Rate | ($0.7633 - $0.7022) | $1,000,000 | February 04 - December 04 |
| **2005** | Variable Rate | ($0.8064 - $0.7339) | $2,000,000 | January 05 - June 05 |
| | Variable Rate | ($0.8064 - $0.7192) | $3,000,000 | January 05 - December 05 |

**Petroleum And Natural Gas Transportation**

It had been industry practice in prior periods for companies to net transportation charges against petroleum and natural gas sales rather than showing transportation as a separate item on the Statement of Earnings. Effective January 1, 2004, we have presented sales before the deduction of transportation charges and have also presented transportation expenses on the Statement of Earnings. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net earnings or cash flow.

**Unrealized Loss On Financial Derivatives**

Effective, January 1, 2004, the Trust adopted the new accounting standard on accounting for unrealized gains and losses on financial contracts that are settled in the future. The new standard requires that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts are included in net earnings for the period. Prior to January 1, 2004, only realized gains and losses were recognized in the financial statements.

The estimated fair value is based on a mark to market calculation as at September 30, 2004 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices. The new accounting policy has been accounted for prospectively.

The fair value of all financial contracts on January 1, 2004 was recorded as a financial derivative liability with an offsetting financial derivative loss. The deferred loss is being amortized to income over the term of the underlying contracts for which the deferred loss relates. For the nine months ended September 30, 2004, $7.0 million was amortized including $1.7 million in the third quarter.

The following table reconciles the change in the fair value of the financial contracts during the period.

| | | Financial Derivative Loss | | Financial Derivative Liability | | Unrealized Loss |
|---|---|---|---|---|---|---|
| Balance, January 1, 2004 | $ | 11,180 | $ | (11,180) | $ | - |
| Amortization | | (6,969) | | - | | 6,969 |
| Unrealized loss on financial derivatives | | - | | (32,777) | | 32,777 |
| **Balance, September 30, 2004** | **$** | **4,211** | **$** | **(43,957)** | **$** | **39,746** |

**Financial Derivative Contracts**

For the nine months ended September 30, 2004, we realized a net derivative loss of $25.5 million related to financial derivative instruments put in place to manage commodity price risk. During the third quarter, the realized derivative loss totaled $11.9 million.

The following financial derivative contracts have been put in place as noted below:

| **Commodity Contracts** | **2004 Q4** | **2005** |
|---|---|---|
| **Natural Gas** | | |
| Fixed price volume *(Gj/d)* | 6,667 | 7,083 |
| Fixed Price Average *($/Gj)* | $6.86 | $6.59 |
| Collars Volume *(Gj/d)* | 40,333 | 27,500 |
| Collar Floors | $6.03 | $6.15 |
| Collar Caps | $9.29 | $9.02 |
| Call Spreads *(Gj/d)* | 4,517 | 1,250 |
| Call Spreads Bought *($/Gj)* | $7.57 | $9.00 |
| Call Spreads Sold *($/Gj)* | $9.23 | $11.50 |
| Calls Sold *(Gj/d)* | 3,000 | 2,500 |
| Calls Sold *($/Gj)* | $2.80 | $2.80 |
| Total Volume Contracted *(Gj/d)* | 54,517 | 38,333 |

| **Crude Oil** | | |
|---|---|---|
| Fixed Price Volume *(bbl/d)* | 2,000 | 1,500 |
| Fixed Price Average *($US/bbl)* | $34.05 | $40.03 |
| Collars Volume *(bbl/d)* | 7,500 | 7,250 |
| Collar Floors *($US/bbl)* | $29.61 | $30.00 |
| Collar Caps *($US/bbl)* | $33.96 | $38.32 |
| Call Spreads *(bbl/d)* | 1,000 | 250 |
| Call Spreads Bought *($US/bbl)* | $33.00 | $41.00 |
| Call Spreads Sold *($US/bbl)* | $40.00 | $48.00 |
| Total Volume Contracted *(bbl/d)* | 10,500 | 9,000 |

**Royalties**

| Royalties *($000s)* | Three Months Ended Sept. 30 | | | | Nine Months Ended Sept. 30 | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | 2004 | | | 2003 |
| Royalties, net of ARTC | $ | 33,346 | $ | 14,827 | $ | 67,589 | $ | 41,008 |
| % of sales | | 19.9 | | 19.3 | | 19.3 | | 19.3 |
| $/boe | $ | 8.85 | $ | 6.64 | $ | 8.15 | $ | 7.28 |

Royalties are paid to the owners of mineral rights with whom we hold leases. We have mineral leases with the Crown, freeholders and joint venture operators with whom we have joint interests. Crown royalties are paid to the governments of British Columbia, Alberta, Saskatchewan and Manitoba.

Alberta, through the Alberta Petroleum Marketing Commission, take their share of crown oil royalties in kind. For Saskatchewan oil production, Acclaim self assesses the royalty that is paid in cash. The Saskatchewan government re-calculates the royalty and adjusts Acclaim's account. The oil royalty formulas for both provinces are primarily determined by well productivity but also contain a smaller price sensitive component.

Alberta gas Crown royalties are a cash royalty calculated on the Crown's share of production using the Alberta Reference Price. The Alberta Reference Price is the monthly weighted average price for gas consumed in Alberta and gas exported from Alberta reduced for allowances for transportation and marketing. A cost-of-service credit is also applied to account for the Crown's share of allowable capital and processing fees to arrive at the net royalty.

For the nine months ended September 30, 2004, royalties totaled $67.6 million as compared to $41.0 million during the same period a year earlier. As a percentage of sales, royalties averaged 19.3 percent, essentially unchanged from our average 2003 royalty rate.

During the third quarter 2004, royalties averaged $8.85 per barrel of oil equivalent or approximately 19.9 percent of Acclaim's total petroleum and natural gas sales price (before financial derivatives) of $44.58. This compares to $33.45 per barrel of oil equivalent or 19.3 percent of the average sales price reported for the same period in 2003. Royalty rates associated with the Chevron assets will have a slightly higher effective rate as the assets have essentially been depreciated for gas cost allowance purposes.

**Operating Costs**

| Operating Costs *($000s)* | Three Months Ended Sept. 30 | | | | Nine Months Ended Sept. 30 | | | |
|---|---|---|---|---|---|---|---|---|
| | 2004 | | | 2003 | 2004 | | | 2003 |
| Operating costs | $ | 32,368 | $ | 14,943 | $ | 66,023 | $ | 34,043 |
| $/boe | $ | 8.59 | $ | 6.69 | $ | 7.96 | $ | 6.04 |

Our operating costs net of processing fees for the nine months ended September 30, 2004, increased to $66.0 million as compared to $34.1 million during the same period a year earlier primarily as a result of increases in production. On a unit-of-production basis, operating costs averaged $7.96 per barrel of oil equivalent as compared to $6.04 per barrel of oil equivalent a year earlier.

During the third quarter operating costs totaled $32.4 million, or $8.59 per barrel of oil equivalent as compared to $14.9 million or $6.69 per barrel of oil equivalent for the same period in 2003. Operating costs on a per unit basis generally have increased due to characteristics inherent in our asset base, and an industry wide increase in the costs of goods and services in the field, including labour, power, equipment and associated third party charges. In addition, operating costs in the quarter have been impacted by processing fees and other charges related to prior periods from certain non-operated properties.

Acclaim has also established a program to reactivate wells which would generally be uneconomic to produce in a weak commodity price environment. During the past six months, staff have revisited our portfolio of non-producing wells and have reactivated those which can contribute production volumes and positive cash flows. These wells are more costly to produce, thereby also contributing to the increase in operating costs on a unit of production basis.

Although operating costs have increased on a per boe basis, we are committed to managing operational efficiencies and maximizing field netbacks in all areas where we do business.

### General and Administrative Expenses

| | Three Months Ended Sept. 30 | | Nine Months Ended Sept. 30 | |
|---|---|---|---|---|
| **General and Administrative Expenses** *($000s)* | **2004** | 2003 | **2004** | 2003 |
| G&A expenses | **$ 5,921** | $ 3,272 | **$ 14,123** | $ 9,112 |
| Overhead recoveries | **(1,098)** | (608) | **(2,946)** | (2,234) |
| Net G&A expenses | **$ 4,823** | $ 2,664 | **$ 11,177** | $ 6,878 |
| $/boe | **$ 1.28** | $ 1.19 | **$ 1.35** | $ 1.22 |

General and administrative expenses net of overhead recoveries totaled $11.2 million for the nine months ended September 30, 2004, as compared to $6.9 million during the same period in 2003. On a unit-of-production basis, general and administrative expenses averaged $1.35 per barrel of oil equivalent as compared to $1.22 per barrel of oil equivalent for the same period in 2003. The increase reflects growth and the associated costs to administer the assets. Significant time and effort has been expended by our staff to build the necessary corporate infrastructure of systems and processes which will accommodate our current organization and future growth. This undertaking has increased our staffing levels and associated administrative costs.

For the three months ended September 30, general and administrative expenses totaled $4.8 million or $1.28 per barrel of oil equivalent as compared to $2.7 million or $1.19 per barrel of oil equivalent for the third quarter a year earlier. On a unit-of-production basis, general and administrative expenses have decreased quarter over quarter from $1.31/boe in the second quarter to $1.28/boe in the third quarter, a direct result of increased production volumes associated with the Chevron assets.

### Interest Expense

| | Three Months Ended Sept. 30 | | Nine Months Ended Sept. 30 | |
|---|---|---|---|---|
| **Interest Expense** *($000s)* | **2004** | 2003 | **2004** | 2003 |
| Interest expense | **$ 3,540** | $ 2,708 | **$ 8,728** | $ 6,076 |
| Bank loans | **$ 349,637** | $ 208,997 | **$ 349,637** | $ 208,997 |

Interest expense, representing interest on bank debt increased to $8.7 million or $1.05 per barrel of oil equivalent from $6.1 million or $1.08 per barrel of oil equivalent a year earlier. Average debt levels have increased as a result of the acquisitions made during 2003 and the most recent acquisition of petroleum and natural gas interests from Chevron. To fund the Chevron acquisition, new credit facilities were put in place including a $400 million production facility and a $15 million operating facility. At September 30, 2004, $349.6 million was drawn under these facilities.

On October 4, 2004, Acclaim closed a $75.5 million equity financing, issuing 5,300,000 trust units at a price of $14.25 per trust unit. Proceeds from the financing have been used to reduce bank indebtedness.

Although interest rates continue to be favourable and are not expected to increase substantially in the short-term, interest expense will increase period over period as a result of higher debt levels. Average interest rates incurred by Acclaim during the third quarter 2004 averaged approximately 3.6 percent.

Interest expense in the amount of $2.8 million (2003 - $3.4 million) related to convertible debentures is included as a reduction of accumulated earnings to reflect the equity nature of this debt.

**Depletion, Depreciation and Amortization**

The current quarter provision for depletion, depreciation and amortization totaled $56.6 million as compared to $28.0 million in 2003. On a unit-of-production basis, depletion, depreciation and amortization costs averaged $15.03 per barrel of oil equivalent as compared to $12.73 per barrel of oil equivalent during the same quarter in 2003.

**Asset Retirement Obligations**

The CICA recently issued Handbook Section 3110 – Asset Retirement Obligations, which addresses statutory, regulatory, contractual and other legal obligations associated with the retirement of a tangible long-lived asset that results from its acquisition, construction, development or normal operation.

Under this section, asset retirement obligations are initially measured at fair value at the time the obligation is incurred, with a corresponding amount capitalized as part of the asset's carrying value and depreciated over the asset's useful life using a systematic and rational allocation method.

On initial recognition, the fair value of an asset retirement obligation is determined based upon the expected present value of future cash flows. In subsequent periods, the carrying amount of the liability would be adjusted to reflect (a) the passage of time, and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods. The costs are expected to be incurred over an average of 15 years. The estimated cash flow has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 1.5 percent.

As of September 30, 2004, the amount to be recorded as the fair value of the liability was estimated to be $46.3 million. The net effect of the change on the net earnings for the three months and six months ended September 30, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

| *($000s)* | **As Previously Reported** | **Adjustment** | **As Restated** |
|---|---|---|---|
| Property, plant and equipment | 918,767 | 14,103 | 932,870 |
| Asset retirement obligations liability | 22,866 | 9,856 | 32,722 |
| Future income tax liability | 159,312 | 1,779 | 161,091 |
| Accumulated earnings | 63,385 | 2,468 | 65,853 |

### Income Taxes

During 2004, Acclaim recorded a future income tax recovery of $4.7 million due to substantively enacted changes in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

### Net Earnings Per BOE

| | Three Months Ended Sept. 30 | | Nine Months Ended Sept. 30 | |
|---|---|---|---|---|
| *($/boe)* | 2004 | 2003 | 2004 | 2003 |
| Petroleum and natural gas revenue* | $ 41.04 | $ 32.59 | $ 38.52 | $ 35.11 |
| Less: | | | | |
| Royalties | 8.85 | 6.64 | 8.15 | 7.28 |
| Operating costs | 8.59 | 6.69 | 7.96 | 6.04 |
| Net operating income | 23.60 | 19.26 | 22.41 | 21.79 |
| General and administrative | 1.28 | 1.19 | 1.35 | 1.22 |
| Interest on long-term debt | 0.94 | 1.21 | 1.05 | 1.08 |
| Unit-based compensation - cash paid | 0.02 | - | 0.20 | - |
| Current and large corporation tax | 0.19 | 0.27 | 0.23 | 0.30 |
| Cash flow from operations | 21.17 | 16.59 | 19.58 | 19.19 |
| Depletion, depreciation and amortization | 15.03 | 12.73 | 14.09 | 13.03 |
| Unrealized loss on financial derivatives | 7.67 | - | 4.79 | - |
| Future income taxes (recovery) | (2.42) | 1.35 | (1.12) | (1.99) |
| Non-cash unit-based compensation | 0.65 | 0.29 | 0.50 | 0.12 |
| Net earnings | $ 0.24 | $ 2.22 | $ 1.32 | $ 8.03 |

**net of transportation and realized loss on financial derivatives*

### Cash Flow

| | Three Months Ended Sept. 30 | | Nine Months Ended Sept. 30 | |
|---|---|---|---|---|
| **Cash Flow** *($000s)* | 2004 | 2003 | 2004 | 2003 |
| Cash flow from operations | $ 79,674 | $ 37,013 | $ 162,510 | $ 108,061 |
| Unitholders' equity | $ 818,194 | $ 586,113 | $ 818,194 | $ 586,113 |

For the nine months ended September 30, 2004, our cash flow from operations totaled $162.5 million, a 50 percent increase from the $108.1 million recorded during the same period in 2003. On a per unit basis however, cash flow totaled $1.93 per unit, one percent lower than the $1.94 per unit recorded for the nine months ended September 30, 2003. The reduction results from a 51 percent increase in weighted average trust units outstanding to 84.1 million units due to the conversion of debentures and equity issued during 2003 and 2004 to fund acquisitions and reduce bank indebtedness. Cash flow for the third quarter totaled $79.7 million or $0.82 per unit as compared to $37.0 million or $0.56 per unit for the same period in 2003. Our weighted average units outstanding totaled 97.6 million for the quarter ended September 30, 2004, as compared to 66.1 million for the same period in 2003.

### Cash Distributions

| | Three Months Ended Sept. 30 | | Nine Months Ended Sept. 30 | |
|---|---|---|---|---|
| *($000s except where indicated)* | 2004 | 2003 | 2004 | 2003 |
| Cash flow from operations | 79,674 | 37,013 | 162,510 | 108,061 |
| Cash distributions paid | 47,549 | 31,837 | 122,262 | 80,609 |
| Distributions per unit ($) | 0.4875 | 0.4875 | 1.4625 | 1.4625 |
| Payout ratio (%) | 60 | 86 | 75 | 75 |

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures. Although the level of cash retained for debt repayment typically varies between 15 and 25 percent of total cash flow, we monitor our distribution policy with respect to forecasted cash flows, debt levels and spending plans. At present time, we feel it is prudent to maintain cash distributions in order to provide us the opportunity to strengthen our balance sheet during this very high commodity price cycle.

For the nine months ended September 30, 2004, we distributed $122.3 million which represented 75 percent of cash flow from operations.

For the three months ended September 30, 2004, the payout ratio decreased to 60 percent as we generated $79.7 million of cash flow from operations and distributed $47.5 million.

Dependent on commodity prices, we expect our payout ratio for the remainder of 2004 to approximate 65 to 70 percent.

**Taxation of Cash Distributions**

Due to the increased cash flow associated with increased commodity prices and the limitation on tax pools received from the Chevron acquisition, a portion of Acclaim's distributions will now be taxable for 2004 as calculated under the Canadian Income Tax Act, effective on the closing of the acquisition. Accordingly, Acclaim is now required to withhold and remit the applicable non-resident withholding tax on distributions made outside of Canada. Commencing with the July 20th distribution, the customary rate is 25 percent, reduced to 15 percent where Tax Treaties are in place with the country where the non-resident unitholder resides. For unitholders in the United States, this rate is reduced to 15 percent due to the Canada/US Tax Treaty. Unitholders are encouraged to seek qualified tax advice in their country of residence.

**Selected Quarterly Financial Information**

*($000s except per share amounts)*

| | **2004** | | | 2003 | | | | 2002 |
|---|---|---|---|---|---|---|---|---|
| Earnings Information | **Sept. 30** | Jun. 30 | Mar. 31 | Dec. 31 | Sept. 30 | Jun. 30 | Mar. 31 | Dec. 31 |
| Petroleum and natural gas sales[(1)] | 167,894 | 91,407 | 91,709 | 76,681 | 77,021 | 64,129 | 71,255 | 45,991 |
| Net earnings [(2)] | 862 | 4,412 | 5,751 | 1,767 | 5,178 | 33,228 | 7,429 | 2,200 |
| Earnings per unit[(2)(3)] | | | | | | | | |
| Basic | - | 0.05 | 0.07 | 0.02 | 0.06 | 0.57 | 0.13 | 0.05 |
| Diluted | - | 0.05 | 0.07 | 0.02 | 0.06 | 0.57 | 0.13 | 0.05 |

*[(1)] Petroleum and natural gas sales have been restated as a result of changes in accounting policies for hedging and transportation costs.*
*[(2)]Net earnings (loss) and per unit amounts have been restated as a result of a change in accounting policy for asset retirement obligations.*
*[(3)]When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.*

Net earnings for the nine months ended September 30, 2004 totaled $11.0 million or $0.10 per diluted unit, compared to $45.8 million or $0.74 per diluted unit during the same period in 2003. Third quarter earnings totaled $0.9 million or $0.00 per diluted unit. The reduction in earnings during the third quarter and on a year to date basis results from realized and unrealized losses sustained on our commodity financial derivative program. For the nine months ended September 30, 2004, we recorded realized losses of $25.5 million and unrealized losses of $39.7 million. In the third quarter, the ramp up in West Texas Intermediate prices created an $11.9 million realized loss and a $29.9 million unrealized loss.

### Capital Expenditures

| Capital Expenditures *($000s)* | Three Months Ended Sept. 30 2004 | 2003 | Nine Months Ended Sept. 30 2004 | 2003 |
|---|---|---|---|---|
| Land | $ 386 | $ 750 | $ 2,549 | $ 920 |
| Geological and geophysical | 341 | 276 | 1,016 | 1,610 |
| Drilling | 13,454 | 5,075 | 20,431 | 17,616 |
| Workovers and recompletions | 5,049 | - | 14,863 | - |
| Production equipment and facilities | 4,367 | 2,531 | 14,008 | 6,848 |
| Net development expenditures | 23,597 | 8,632 | 52,867 | 26,994 |
| Office equipment | 896 | 193 | 1,879 | 524 |
| Chevron acquisition | - | - | 474,371 | - |
| Other property acquisitions | 390 | 71,597 | 3,114 | 209,519 |
| Property dispositions | (902) | (4,722) | (9,808) | (4,722) |
| Elk Point acquisition | - | - | - | 170,000 |
| Net capital expenditures | $ 23,981 | $ 75,700 | $ 522,423 | $ 402,315 |

For the nine months ended September 30, 2004, expenditures for development activities totaled $52.9 million as compared to $27.0 million during the same period in 2003. A total of 51 gross (33.0 net) wells were drilled during the year, compared to 39 gross (25.2 net) wells during the same period in 2003 resulting in 19 gross (8.2 net) natural gas wells, 30 gross (24.0 net) oil wells, 1.0 gross (0.2 net) dry hole and 1 gross (0.6 net) injection well. The primary focus again this quarter was on well and facility optimization in areas that provide additional upside opportunity.

For the remainder of 2004 the Trust has plans to drill approximately 50 gross wells.

### Acquisitions

The acquisition of the Chevron assets which closed June 30, 2004, was effective June 1, 2004. The purchase price recorded as required under Generally Accepted Accounting Principles ("GAAP") is calculated as follows:

| *(000s)* | |
|---|---|
| Purchase price | $ 433,565 |
| June net revenue plus purchase price adjustments | (12,202) |
| Estimated transaction costs | 9,000 |
| Cash purchase consideration | 430,363 |
| Future income tax liability | 31,275 |
| Asset retirement obligation | 12,733 |
| Adjusted purchase price | $ 474,371 |

Under GAAP we recorded a future income tax liability of $31.3 million. This liability arises due to the deficiency in tax pools acquired in the acquisition.

### Guarantees/Off-Balance Sheet Arrangements

The Trust has no guarantees or off-balance sheet arrangements.

### Capital

As at September 30, 2004, we had issued capital of 97.9 million trust units and at October 29, 2004, we had issued capital of 103.4 million trust units.

Our trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003. This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

| a) Trust Units | Number of Units *(000s)* | | Amount |
|---|---|---|---|
| Balance, December 31, 2003 | 74,601 | $ | 660,048 |
| Issued pursuant to equity offerings, net of costs | 21,525 | | 248,534 |
| Conversion of exchangeable shares | 70 | | 729 |
| Conversion of 8% debentures | 63 | | 849 |
| Conversion of 11% debentures | 1,372 | | 13,376 |
| Issued for employee savings plan | 117 | | 1,526 |
| Distribution reinvestment plan | 168 | | 2,163 |
| Exercise of unit options | 12 | | 116 |
| Unit purchase receivable | - | | (1,372) |
| **Balance, September 30, 2004** | **97,928** | **$** | **925,969** |

Subsequent to quarter end, on October 4, 2004, we closed a "bought deal" equity financing whereby we issued 5,300,000 trust units at $14.25 per trust unit for gross proceeds of $75.5 million. Net proceeds, after underwriting fees and expenses amounted to approximately $71.4 million.

On June 15, 2004, we closed a $275 million "bought deal" financing. Upon closing the Chevron transaction we issued a total of 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible unsecured subordinated debentures. Net proceeds after underwriting fees and expenses amounted to approximately $190.0 million and $71.9 million respectively.

On April 19, 2004, we closed a "bought deal" equity financing whereby we issued 5,175,000 trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

| b) Exchangeable Shares | Number of Units *(000s)* | | Amount |
|---|---|---|---|
| Balance, December 31, 2003 | 776 | $ | 8,566 |
| Shares exchanged | (70) | | (729) |
| Adjustment to exchange ratio for distributions | 78 | | - |
| **Balance, September 30, 2004** | **784** | **$** | **7,837** |

| c) Debentures | Number of Units Available on Conversion *(000s)* | | Amount |
|---|---|---|---|
| i) 8% Convertible Debentures | | | |
| Balance, December 31, 2003 | - | $ | - |
| Issued, June 15, 2004 | 5,556 | | 75,000 |
| Converted to units during the period | (63) | | (849) |
| Issue costs | - | | (3,092) |
| Balance, September 30, 2004 | 5,493 | $ | 71,059 |
| | | | |
| ii) 11% Convertible Debentures | | | |
| Balance, December 31, 2003 | 2,195 | $ | 19,326 |
| Converted to units during the period | (1,372) | | (13,376) |
| Balance, September 30, 2004 | 823 | $ | 5,950 |
| **Total, September 30, 2004** | **6,316** | **$** | **77,009** |

On June 15, 2004, we issued $75.0 million, 8% convertible extendible unsecured subordinated debentures. The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

In December 2002, we issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit.

The debentures have been classified as equity because the Trust has the option, and intends to settle, the principal and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings. Effective January 1, 2005, under amendments to CICA Section 3860 Financial Instruments, we will be required to classify the 8% and 11% convertible debentures currently outstanding as debt with the corresponding interest expense rather than being accounted for as an equity instrument. During 2004, $14.1 million of debentures were converted resulting in the issuance of 1,435,000 trust units.

| **d) Unit Based Compensation Plan** | **Number of Options** *(000s)* | | **Average Exercise Price** |
|---|---|---|---|
| Balance, December 31, 2003 | 2,737 | $ | 10.15 |
| Exercised | (12) | | 9.67 |
| Repurchased and cancelled | (2,725) | | |
| **Balance, September 30, 2004** | - | $ | - |

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan. The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates. The Restricted Units vest over a three-year period. The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies. A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of September 30, 2004, there were 873,312 Restricted Units and 250,650 Performance Units outstanding entitling holders to 1,233,517 units upon vesting. A compensation expense of $5.8 million was recorded during the nine month period to approximate the fair value (based on period end price of the units) of the Restricted Units in excess of the Option Plan that was replaced. A compensation expense was not recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years.

## LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $415 million including a $400 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At September 30, 2004, $349.6 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At September 30, 2004, Acclaim had working capital deficiency of $26.9 million.

We continued our property rationalization program, disposing of approximately $8.9 million of miscellaneous non-core assets primarily in eastern Alberta and Saskatchewan in the first quarter. Production from these assets approximated 450 barrels of oil equivalent per day.

| **Liquidity and Capital Resources** *($000s)* | | **September 30 2004** |
|---|---|---|
| Long term debt | $ | 349,637 |
| Working capital deficiency | | 26,941 |
| Net debt[1] | | 376,578 |
| Units outstanding (000s) | | 97,928 |
| Trust unit price | | 14.82 |
| Market value | | 1,451,293 |
| Convertible debentures | | 77,009 |
| Total capitalization | $ | 1,904,880 |

[1] Net debt excludes the 8% and 11% convertible debentures which are classified as equity.

**Additional Information**

Additional information regarding the Trust and its business operations, including the Trust's annual information form for the period ended December 31, 2003, is available on the Trust's SEDAR company profile at www.sedar.com.

## Consolidated Balance Sheet

| ($000s) | September 2004 | December 31 2003 |
|---|---|---|
| **ASSETS** | *(unaudited)* | *(Restated-Note 2)* |
| **Current assets** | | |
| Accounts receivable | $ 87,361 | $ 60,720 |
| Prepaid expenses | 12,068 | 8,202 |
| Deferred financial derivative loss *(Note 7)* | 3,893 | - |
| | 103,322 | 68,922 |
| Deferred financial derivative loss *(Note 7)* | 318 | - |
| Property, plant and equipment | 1,682,971 | 1,160,548 |
| Accumulated depletion and depreciation | (342,555) | (227,678) |
| | 1,340,416 | 932,870 |
| Goodwill | 87,954 | 87,954 |
| Total assets | $ 1,532,010 | $ 1,089,746 |
| **LIABILITIES AND UNITHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued liabilities | $ 74,831 | $ 62,037 |
| Distributions payable | 15,913 | 11,881 |
| Financial derivative liability *(Note 7)* | 39,519 | - |
| | 130,263 | 73,918 |
| Bank debt | 349,637 | 208,997 |
| Hedging obligation and other liabilities | 94 | 2,161 |
| Financial derivative liability *(Note 7)* | 4,438 | - |
| Future income taxes | 183,113 | 161,091 |
| Asset retirement obligations *(Note 4)* | 46,271 | 32,722 |
| | 713,816 | 478,889 |
| **UNITHOLDERS' EQUITY** | | |
| Capital *(Note 5)* | 925,969 | 657,475 |
| Exchangeable shares *(Note 5* | 7,837 | 8,566 |
| Convertible debentures *(Note 5)* | 77,009 | 19,326 |
| Accumulated earnings | 74,036 | 65,853 |
| Accumulated distributions | (266,657) | (140,363) |
| | 818,194 | 610,857 |
| Total liabilities and unitholders' equity | $ 1,532,010 | $ 1,089,746 |

*See accompanying notes to consolidated financial statements*

Approved on behalf of the Board:

Jack C. Lee
*Chairman of the Board*

J. Paul Charron
*President and Chief Executive Officer*

## Consolidated Statements of Earnings and Accumulated Earnings

| ($000s except per unit amounts) | Three Months Ended September 30 2004 | Three Months Ended September 30 2003 | Nine Months Ended September 30 2004 | Nine Months Ended September 30 2003 |
|---|---|---|---|---|
| | | (Restated-Note 2) | | (Restated-Note 2) |
| **REVENUE** | | | | |
| Petroleum and natural gas sales | $ 167,894 | $ 77,021 | $ 351,010 | $ 212,405 |
| Royalty expense (net of Alberta Royalty Tax Credit) | (33,346) | (14,827) | (67,589) | (41,008) |
| | 134,548 | 62,194 | 283,421 | 171,397 |
| **EXPENSES** | | | | |
| Operating | 32,368 | 14,943 | 66,023 | 34,043 |
| Transportation | 1,473 | 2,348 | 5,911 | 5,601 |
| General and administrative | 4,823 | 2,664 | 11,177 | 6,878 |
| Interest | 3,540 | 2,708 | 8,728 | 6,076 |
| Unit-based compensation *(Note 5)* | 2,524 | 644 | 5,828 | 644 |
| Depletion, depreciation and amortization *(Note 2)* | 56,607 | 28,015 | 116,840 | 72,135 |
| Realized loss on financial derivatives | 11,867 | 1,904 | 25,515 | 9,024 |
| Unrealized loss on financial derivatives *(Note 7)* | 28,882 | - | 39,746 | - |
| | 142,084 | 53,226 | 279,768 | 134,401 |
| Earnings (loss) before taxes | (7,536) | 8,968 | 3,653 | 36,996 |
| Provision for capital taxes | 712 | 614 | 1,881 | 1,714 |
| Provision for (recovery of) future income taxes *(Note 8)* | (9,110) | 3,176 | (9,253) | (10,553) |
| **NET EARNINGS** | 862 | 5,178 | 11,025 | 45,835 |
| Accumulated earnings, beginning of period, as previously reported | 74,835 | 60,409 | 63,385 | 22,121 |
| Change in accounting for asset retirement obligations *(Note 2)* | - | - | 2,468 | 879 |
| Accumulated earnings, beginning of period as restated | 74,835 | 60,409 | 65,853 | 23,000 |
| Dividends on preferred shares | - | - | - | (923) |
| Interest on convertible debentures | (1,661) | (1,085) | (2,842) | (3,410) |
| Accumulated earnings, end of period | $ 74,036 | $ 64,502 | $ 74,036 | $ 64,502 |
| Net earnings per unit | | | | |
| Basic | $ - | $ 0.06 | $ 0.10 | $ 0.74 |
| Diluted | $ - | $ 0.06 | $ 0.10 | $ 0.74 |
| Weighted average units outstanding | | | | |
| Basic | 97,567 | 66,132 | 84,074 | 55,829 |
| Diluted | 105,954 | 66,489 | 90,294 | 55,999 |

*See accompanying notes to consolidated financial statements*

## Consolidated Statements of Cash Flows

| ($000s except per unit amounts, unaudited) | Three Months Ended September 30 2004 | 2003 | Nine Months Ended September 30 2004 | 2003 |
|---|---|---|---|---|
| **CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:** | | *(Restated-Note 2)* | | *(Restated-Note 2)* |
| **OPERATING ACTIVITIES** | | | | |
| Net earnings | $ 862 | $ 5,178 | $ 11,025 | $ 45,835 |
| Adjustments for: | | | | |
| Unit-based compensation | 2,433 | 644 | 4,152 | 644 |
| Depletion, depreciation and amortization | 56,607 | 28,015 | 116,840 | 72,135 |
| Unrealized loss on financial derivatives | 28,882 | - | 39,746 | - |
| Provision for (recovery of) future income taxes | (9,110) | 3,176 | (9,253) | (10,553) |
| Cash flow from operations | 79,674 | 37,013 | 162,510 | 108,061 |
| Site restoration and abandonment costs incurred | (189) | - | (1,147) | (10,404) |
| Changes in non-cash operating working capital | (27,172) | 2,401 | (26,593) | - |
| Cash flow provided by operating activities | 52,313 | 39,414 | 134,770 | 97,657 |
| **FINANCING ACTIVITIES** | | | | |
| Proceeds from bank debt | 7,437 | 5,169 | 140,640 | 88,530 |
| Repayment of debentures | - | (824) | - | (2,472) |
| Proceeds from issuance of units, net of issue costs | 1,318 | 69,330 | 252,339 | 163,196 |
| Proceeds from issuance of convertible debentures, net of issue costs | - | - | 71,908 | - |
| Reduction of hedging obligation and other liabilities | (971) | (627) | (2,036) | (3,021) |
| Distributions to unitholders | (47,549) | (31,837) | (122,262) | (80,609) |
| Interest paid on convertible debentures | (1,661) | (1,085) | (2,842) | (3,410) |
| Dividends on preferred shares | - | - | - | (923) |
| Changes in non-cash financing working capital | 151 | (9) | 1,200 | (291) |
| Cash flow provided by (used in) financing activities | (41,275) | 40,117 | 338,947 | 161,000 |
| Cash flow provided by operating and financing activities | 11,038 | 79,531 | 473,717 | 258,657 |
| **INVESTING ACTIVITIES** | | | | |
| Acquisition of petroleum and natural gas properties | (390) | (71,597) | (433,477) | (209,519) |
| Disposition of petroleum and natural gas properties | 902 | 4,722 | 9,808 | 4,722 |
| Capital expenditures | (24,493) | (8,825) | (54,746) | (27,518) |
| Acquisition of subsidiaries | - | - | - | (20,444) |
| Changes in non-cash investing working capital | 12,943 | (3,831) | 4,698 | (5,898) |
| Cash flow used in investing activities | (11,038) | (79,531) | (473,717) | $ (258,657) |
| Cash, beginning and end of period | $ - | $ - | $ - | $ - |
| The Trust paid the following cash amounts: | | | | |
| Interest | $ 3,761 | $ 2,534 | $ 8,671 | $ 5,497 |
| Capital taxes | $ 667 | $ 2,979 | $ 1,753 | $ 3,596 |

*See accompanying notes to consolidated financial statements*

## Notes to the Consolidated Financial Statements

*(all tabular amounts, except per unit, expressed in $000s, unaudited)*

### 1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2003 except for changes outlined in Note 2. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

### 2. CHANGES IN ACCOUNTING POLICIES

**(a) Hedging Relationships**

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. Acclaim enters into numerous financial instruments to manage commodity price risk that do not qualify as hedges under the new accounting guideline. Therefore, Acclaim has elected to not apply hedge accounting and to follow the mark-to-market accounting method for all financial instruments. The new accounting policy has been accounted for prospectively.

Effective January 1, 2004, Acclaim recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million. The deferred financial derivative loss is recognized into net earnings over the life of the associated contracts.

**(b) Asset Retirement Obligations**

The CICA issued Section 3110 Asset Retirement Obligations to harmonize Canadian GAAP with Financial Accounting Standards Board Statement No. 143. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability is initially measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. The new accounting policy has been applied retroactively with restatement of prior periods. As a result of the retroactive application, the comparative statement of earnings has been restated. The effect of the change on net earnings for the three months and nine months ended September 30, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

| *($000s)* | **As Previously Reported** | **Adjustment** | **As Restated** |
|---|---|---|---|
| Property, plant and equipment | 918,767 | 14,103 | 932,870 |
| Asset retirement obligations liability | 22,866 | 9,856 | 32,722 |
| Future income tax liability | 159,312 | 1,779 | 161,091 |
| Accumulated earnings | 63,385 | 2,468 | 65,853 |

**(c) Full Cost Accounting**

The CICA issued Accounting Guideline 16 which replaced Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. The Trust adopted Accounting Guideline 16 effective January 1, 2004 and as at January 1, 2004 and September 30, 2004, there were no indications of impairment. The impairment test was calculated using the consultant's average prices at April 1, 2004 for the years 2004 to 2008 as follows:

| | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|
| WTI ($US/bbl) | 34.25 | 29.00 | 27.00 | 25.00 | 25.00 |
| AECO ($CDN/mcf) | 6.65 | 5.55 | 5.20 | 5.00 | 5.00 |

**(d) Transportation Costs**

Effective January 1, 2004, the Trust has reclassified transportation costs as a separate expense on the Statement of Earnings. Prior periods have been reclassified for comparative purposes.

## 3. ACQUISITIONS

**ChevronTexaco Property Acquisition**

On May 25, 2004, Acclaim announced that Acclaim and Enerplus Resources Fund ("Enerplus") entered into an agreement to acquire all of ChevronTexaco Corporation's conventional oil and gas interests in Western Canada. The transaction closed on June 30, 2004. The acquisition was financed through the issuance of trust units, 8% convertible debentures (Note 5), and debt.

The allocation to the purchase cost of the assets was as follows:

| | | |
|---|---|---|
| Petroleum and natural gas properties | $ | 474,371 |
| Future income taxes | | (31,275) |
| Asset retirement obligations | | (12,733) |
| Cash purchase consideration | **$** | **430,363** |

The allocation is subject to change upon the final determination of fair values.

In conjunction with the acquisition, Acclaim's existing credit facility was amended and increased to $415 million, including a $400 million revolving facility and a $15 million operating facility.

## 4. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the well and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligation to be $46.3 million (December 31, 2003 - $32.7 million) based on a total future liability of $143.6 million. The costs are expected to be incurred over an average period of 15 years. The estimated liability has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of 1.5 percent.

The following table reconciles Acclaim's asset retirement obligation:

| Asset Retirement Obligation | Amount |
|---|---|
| Balance, December 31, 2003 | $ 32,722 |
| Increase in liability during period | 12,733 |
| Settlement of liabilities during period | (1,147) |
| Accretion expense | 1,963 |
| **Balance, September 30, 2004** | **$ 46,271** |

**5. CAPITAL**

| a) Trust Units | Number of Units *(000s)* | Amount |
|---|---|---|
| Balance, December 31, 2003 | 74,601 | $ 660,048 |
| Issued pursuant to equity offerings, net of costs | 21,525 | 248,534 |
| Conversion of exchangeable shares | 70 | 729 |
| Conversion of 8% debentures | 63 | 849 |
| Conversion of 11% debentures | 1,372 | 13,376 |
| Issued for employee savings plan | 117 | 1,526 |
| Distribution reinvestment plan | 168 | 2,163 |
| Exercise of unit options | 12 | 116 |
| Unit purchase loan receivable | - | (1,372) |
| **Balance, September 30, 2004** | **97,928** | **$ 925,969** |

On April 19, 2004, the Trust issued 5,175,000 trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

On June 15, 2004, the Trust issued 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible extendible unsecured subordinated debentures in connection with the Chevron acquisition. Net proceeds of the issuance after the underwriting fees and expenses amounted to approximately $262.0 million.

| b) Exchangeable Shares | Number of Units *(000s)* | Amount |
|---|---|---|
| Balance, December 31, 2003 | 776 | $ 8,566 |
| Shares exchanged | (70) | (729) |
| Adjustment to exchange ratio for distributions | 78 | - |
| **Balance, September 30, 2004** | **784** | **$ 7,837** |

Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 599,120 units immediately and 184,899 units as to one half on each of October 1, 2004 and 2005.

| c) Debentures | Number of Units Available on Conversion *(000s)* | | Amount |
|---|---|---|---|
| i) 8% Convertible Debentures | | | |
| Balance, December 31, 2003 | - | $ | - |
| Issued, June 15, 2004 | 5,556 | | 75,000 |
| Converted to units during the period | (63) | | (849) |
| Issue costs | - | | (3,092) |
| Balance, September 30, 2004 | 5,493 | $ | 71,059 |
| | | | |
| ii) 11% Convertible Debentures | | | |
| Balance, December 31, 2003 | 2,195 | $ | 19,326 |
| Converted to units during the period | (1,372) | | (13,376) |
| Balance, September 30, 2004 | 823 | $ | 5,950 |
| **Total, September 30, 2004** | **6,316** | **$** | **77,009** |

On June 15, 2004, the Trust issued $75.0 million, 8% convertible extendible unsecured subordinated debentures. The debentures are convertible into units at a conversion price of $13.50. During 2004, $0.8 million of 8% debentures were converted resulting in the issuance of 63,000 units.

In December 2002, the Trust issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit. During 2004, $13.4 million of 11% were converted which resulted in the issuance of 1,372,000 units.

Both the 8% and 11% debentures have been classified as equity because the Trust has the option, and intends to settle, the principal and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings.

| d) Unit-Based Compensation Plan | Number of Options *(000s)* | | Average Exercise Price |
|---|---|---|---|
| Balance, December 31, 2003 | 2,737 | $ | 10.15 |
| Exercised | (12) | | 9.67 |
| Repurchased and cancelled | (2,725) | | - |
| **Balance, September 30, 2004** | **-** | **$** | **-** |

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan. The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates. The Restricted Units vest over a three-year period. The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies. A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of September 30, 2004, there were 873,312 Restricted Units and 250,650 Performance Units outstanding entitling holders to 1,233,517 units upon vesting. A compensation expense of $5.8 million was recorded during the nine month period to approximate the fair value (based on period end price of the units) of the Restricted Units in excess of the Option Plan that was replaced. A compensation expense was not recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years.

## 6. DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been made to unitholders:

| | $/Unit | Amount |
|---|---|---|
| Balance, December 31, 2003 | $ 2.4375 | $ 140,363 |
| January, 2004 | 0.1625 | 12,174 |
| February, 2004 | 0.1625 | 12,203 |
| March, 2004 | 0.1625 | 12,033 |
| April, 2004 | 0.1625 | 13,101 |
| May, 2004 | 0.1625 | 13,102 |
| June, 2004 | 0.1625 | 15,799 |
| July, 2004 | 0.1625 | 15,813 |
| August, 2004 | 0.1625 | 16,156 |
| September, 2004 | 0.1625 | 15,913 |
| | $ 1.4625 | $ 126,294 |
| | $ 3.9000 | $ 266,657 |

## 7. FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

| **Commodity Contracts** | **2004 Q4** | **2005** |
|---|---|---|
| **Natural Gas** | | |
| Fixed price volume *(Gj/d)* | 6,667 | 7,083 |
| Fixed Price Average *($/Gj)* | $6.86 | $6.59 |
| Collars Volume *(Gj/d)* | 40,333 | 27,500 |
| Collar Floors | $6.03 | $6.15 |
| Collar Caps | $9.29 | $9.02 |
| Call Spreads *(Gj/d)* | 4,517 | 1,250 |
| Call Spreads Bought *($/Gj)* | $7.57 | $9.00 |
| Call Spreads Sold *($/Gj)* | $9.23 | $11.50 |
| Calls Sold *(Gj/d)* | 3,000 | 2,500 |
| Calls Sold *($/Gj)* | $2.80 | $2.80 |
| Total Volume Contracted *(Gj/d)* | 54,517 | 38,333 |
| **Crude Oil** | | |
| Fixed Price Volume *(bbl/d)* | 2,000 | 1,500 |
| Fixed Price Average *($US/bbl)* | $34.05 | $40.03 |
| Collars Volume *(bbl/d)* | 7,500 | 7,250 |
| Collar Floors *($US/bbl)* | $29.61 | $30.00 |
| Collar Caps *($US/bbl)* | $33.96 | $38.32 |
| Call Spreads *(bbl/d)* | 1,000 | 250 |
| Call Spreads Bought *($US/bbl)* | $33.00 | $41.00 |
| Call Spreads Sold *($US/bbl)* | $40.00 | $48.00 |
| Total Volume Contracted *(bbl/d)* | 10,500 | 9,000 |

**Future Commodity Contracts**

| Daily Quantity | Contract Price | Term |
|---|---|---|
| **Natural Gas - Collars (AECO)** | | |
| 8,000 Gj/d | Cdn $5.00 - $6.50 | April 1, 2004 - October 31, 2004 |
| 10,000 Gj/d | Cdn $5.00 - $7.00 | April 1, 2004 - October 31, 2004 |
| 3,000 Gj/d | Cdn $5.00 - $6.41 | April 1, 2004 - October 31, 2004 |
| 10,000 Gj/d | Cdn $6.25 - $7.85 | July 1, 2004 - October 31, 2004 |
| 5,000 Gj/d | Cdn $5.00 - $7.80 | November 1, 2004 - March 31, 2005 |
| 20,000 Gj/d | Cdn $7.00 - $11.00 | November 1, 2004 - March 31, 2005 |
| 5,000 Gj/d | Cdn $6.20 - $12.50 | November 1, 2004 - March 31, 2005 |
| 5,000 Gj/d | Cdn $7.00 - $11.25 | November 1, 2004 - March 31, 2005 |
| 15,000 Gj/d | Cdn $6.00 - $8.00 | April 1, 2005 - October 31, 2005 |
| 5,000 Gj/d | Cdn $6.00 - $9.00 | April 1, 2005 - October 31, 2005 |
| **Natural Gas -Three Way Contracts (AECO)** | | |
| 5,000 Gj/d | Cdn $3.75-$5.00-$7.00 | April 1, 2004 - October 31, 2004 |
| 5,000 Gj/d | Cdn $4.00-$5.00-$5.81 | April 1, 2004 - October 31, 2004 |
| 5,000 Gj/d | Cdn $4.00-$5.00-$8.50 | November 1, 2004 - March 31, 2005 |
| 10,000 Gj/d | Cdn $5.00-$6.00-$8.00 | April 1, 2005 - October 31, 2005 |
| **Natural Gas - Fixed Price Contracts (AECO)** | | |
| 5,000 Gj/d | Cdn $5.95 | April 1, 2004 - October 31, 2004 |
| 5,000 Gj/d | Cdn $7.50 | July 1, 2004 - October 31, 2004 |
| 5,000 Gj/d | Cdn $7.00 | November 1, 2004 - October 31, 2004 |
| **Natural Gas - Participating Swaps (AECO)** | | |
| 5,000 Gj/d | Cdn $6.00 + 85% participation | April 1, 2005 - October 31, 2005 |
| **Natural Gas - Call Spreads (AECO)** | | |
| 3,550 Gj/d (Purchased by Acclaim) | Cdn $2.85 - $3.55 | May 1, 2000 - October 31, 2004 |
| 5,000 Gj/d (Purchased by Acclaim) | Cdn $9.00 - $11.50 | November 1, 2004 - March 31, 2005 |
| **Natural Gas - Calls Sold (AECO)** | | |
| 3,000 Gj/d | Cdn $2.80 | November 1, 1999 - October 31, 2005 |
| **Crude Oil - Collars (WTI)** | | |
| 1,000 bbl/d | US $23.00 - $28.05 | October 1, 2004 - December 31, 2004 |
| 3,000 bbl/d | US $37.20 - $41.00 | July 1, 2004 - December 31, 2004 |
| 1,000 bbl/d | US $32.00 - $38.40 | January 1, 2005 - December 31, 2005 |
| 2,000 bbl/d | US $32.00 - $39.00 | January 1, 2005 - December 31, 2005 |
| **Crude Oil - Three Way Collars (WTI)** | | |
| 1,000 bbl/d | $US 21.00-25.00-29.45 | January 1, 2004 - December 31, 2004 |
| 500 bbl/d | $US 23.00-27.00-30.00 | April 1, 2004 - December 31, 2004 |
| 1,000 bbl/d | $US 21.25-24.50-29.95 | July 1, 2004 - December 31, 2004 |
| 1,000 bbl/d | $US 21.50-24.50-29.25 | July 1, 2004 - December 31, 2004 |
| 1,000 bbl/d | $US 20.00-24.00-30.00 | January 1, 2005 - December 31, 2005 |
| 1,000 bbl/d | $US 24.00-27.00-40.05 | January 1, 2005 - December 31, 2005 |
| 1,000 bbl/d | $US 24.00-27.00-35.00 | January 1, 2005 - December 31, 2005 |
| 1,000 bbl/d | $US 30.00-34.00-43.60 | January 1, 2005 - December 31, 2005 |
| 1,000 bbl/d | $US 34.00-38.00-51.00 | April 1, 2005 - June 30, 2005 |
| **Crude Oil - Fixed Price Contracts (WTI)** | | |
| 1,000 bbl/d | $US 28.00 | April 1, 2004 - December 31, 2004 |
| 1,000 bbl/d | $US 40.10 | July 1, 2004 - December 31, 2004 |
| 1,000 bbl/d | $US 40.00 | January 1, 2005 - December 31, 2006 |
| 500 bbl/d | $US 40.10 | January 1, 2005 - December 31, 2006 |
| 1,000 bbl/d (Heavy Oil Differential) | $US 8.35 | January 1, 2004 - December 31, 2004 |
| **Crude Oil - Call Spreads (WTI)** | | |
| 1,000 bbl/d (purchased by Acclaim) | US $33.00 - $40.00 | October 1, 2004 - December 31, 2004 |
| 500 bbl/d (purchased by Acclaim) | US $41.00 - $48.00 | July 1, 2005 - December 31, 2005 |
| **Alberta Power - Fixed Price Contracts (Alberta Power Pool)** | | |
| 2 MWh | Cdn $43.75 | January 1, 2004 - December 31, 2005 |
| 2 MWh | Cdn $52.50 | April 1, 2004 - December 31, 2004 |
| 2 MWh | Cdn $47.50 | January 1, 2005 - December 31, 2006 |
| 5 MWh | Cdn $48.25 | January 1, 2006 - December 31, 2006 |

The following table is a reconciliation of the change in the fair value of the financial derivative instruments during the period:

| | Financial Derivative Loss | Financial Derivative Liability | Unrealized Loss |
|---|---|---|---|
| Balance, January 1, 2004 *(Note 2)* | $ 11,180 | $ (11,180) | $ - |
| Amortization | (6,969) | - | 6,969 |
| Unrealized loss on financial derivatives | - | (32,777) | 32,777 |
| **Balance, June 30, 2004** | **$ 4,211** | **$ (43,957)** | **$ 39,746** |

The estimated fair value of financial derivative instruments is based on quoted market prices.

## 8. INCOME TAXES

During the first quarter of 2004, Acclaim recorded a future income tax recovery of $4.7 million due to substantively enacted changes in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

## 9. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

## 10. SUBSEQUENT EVENTS

On October 4, 2004, the Trust issued 5,300,000 trust units at $14.25 per trust unit for gross proceeds of $75.5 million. Net proceeds of the issuance after underwriting fees and expenses were $71.4 million. The net proceeds from the financing was used to partially repay indebtedness incurred with the Chevron acquisition and to expand Acclaim's capital expenditure program.

ACCLAIM
Energy Trust

NEWS RELEASE October 20, 2004

# ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

**CALGARY, ALBERTA** (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on November 20, 2004 to unitholders of record on October 29, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on October 27, 2004.

The Trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 13.5 percent, based on an October 19 closing price of $14.42 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 25 consecutive monthly payments at this level.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.7 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com*

- 30 -

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
**1-877-539-6300**
info@acclaimtrust.com
www.acclaimtrust.com

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*

ACCLAIM
Energy Trust

NEWS RELEASE

October 4, 2004

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

# ACCLAIM ENERGY TRUST ANNOUNCES CLOSING OF $75.5 MILLION BOUGHT DEAL EQUITY FINANCING

**CALGARY, ALBERTA** (AE.UN – TSX) – Acclaim Energy Trust ("Acclaim" or the "Trust") announced today the closing of its previously announced "bought deal" equity financing. At closing, a total of 5,300,000 trust units were issued at a price of $14.25 per trust unit for gross proceeds of $75,525,000.

The offering was underwritten by a syndicate co-led by BMO Nesbitt Burns Inc., TD Securities Inc. and CIBC World Markets Inc. and including National Bank Financial Inc., Scotia Capital Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Raymond James Ltd., Desjardins Securities Inc. and Dundee Securities Corporation.

The net proceeds from the financing will be used to partially repay indebtedness incurred with the ChevronTexaco acquisition and to expand Acclaim's capital expenditure program.

*Acclaim Energy Trust in an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.7 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.*

*ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**J. Paul Charron**
**President & Chief Executive Officer**
**(403) 539-6300**

**Or:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
info@acclaimtrust.com
www.acclaimtrust.com

File No. 82-34789

ACCLAIM

Energy Trust

NEWS RELEASE

September 20, 2004

# ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

**CALGARY, ALBERTA** (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on October 20, 2004 to unitholders of record on September 30, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on September 28, 2004.

The trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 13.5 percent, based on a September 17 closing price of $14.41 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 24 consecutive monthly payments at this level.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.7 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com*

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**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
**1-877-539-6300**
info@acclaimtrust.com
www.acclaimtrust.com

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*

File No. 82-34789

ACCLAIM

Energy Trust

NEWS RELEASE

September 15, 2004

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

# ACCLAIM ENERGY TRUST ANNOUNCES $75 MILLION BOUGHT DEAL EQUITY FINANCING

**CALGARY, ALBERTA** (AE.UN – TSX)– Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce it has entered into an agreement with a syndicate of underwriters to sell 5,300,000 Trust Units at $14.25 per unit to raise gross proceeds of $75,525,000.

The offering will be made through an underwriting syndicate co-lead by BMO Nesbitt Burns Inc., TD Securities Inc., and CIBC World Markets Inc. and including National Bank Financial Inc., Scotia Capital Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Raymond James Ltd., Desjardins Securities Inc., and Dundee Securities Corporation. The issue will be offered in all provinces of Canada through a short form prospectus. Closing of the offering is expected to occur on October 4, 2004 and is subject to customary regulatory approvals.

The net proceeds from the financing will be used to partially repay indebtedness incurred with the ChevronTexaco acquisition and to expand the Trust's capital expenditure program.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.7 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com*

*ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**J. Paul Charron**
**President & Chief Executive Officer**
**(403) 539-6300**

**Or:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
info@acclaimtrust.com
www.acclaimtrust.com

ACCLAIM

Energy Trust

NEWS RELEASE

August 19, 2004

# ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

**CALGARY, ALBERTA** (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on September 20, 2004 to unitholders of record on August 31, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on August 27, 2004.

The trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 13.5 percent, based on a August 18 closing price of $14.47 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 23 consecutive monthly payments at this level.

*Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value of approximately $1.7 billion, Acclaim's daily production is approximately 42,000 boe/d, weighted 55 percent to crude oil and natural gas liquids and 45 percent to natural gas. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com*

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**FOR FURTHER INFORMATION PLEASE CONTACT:**

**Kerklan (Kerk) Hilton**
**Manager, Investor Relations**
**(403) 539-6343**
**1-877-539-6300**
info@acclaimtrust.com
www.acclaimtrust.com

*ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.*